Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

March 11, 2003
Our ref. No. PI 093

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Regarding Sale of Company-Owned Facilities**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

dlw 3/28

Translation of report filed with the Tokyo Stock Exchange on March 11, 2003

March 11, 2003

Notice Regarding Sale of Company-Owned Facilities

Mitsubishi Corporation today announced plans to sell the following real estate holdings.

1. Reason for the Sale

Mitsubishi Corporation plans to sell 13 employee housing and vacation facilities in Japan. By streamlining the balance sheet, these sales will help improve the efficiency of business activities and increase the company's liquidity. It will be accomplished either through direct sales or the sale of beneficial interest certificates in trusts established to manage and dispose of these properties.

2. Details of Assets to Be Sold (million yen)

No.	Description of Asset and Location	Book Value	Selling Price	Present Status
1	<Land> Address: 203-1 Imai Nishimachi, Nakahara-ku, Kawasaki-shi, Kanagawa Prefecture Land area: 10,583.47 m^2 (Public register) <Building (Apartment complex)> Floor space: 21,436.73 m^2 (Public register)	4,763	4,775	Presently used for company housing
2	<Land> Address: 5-311-2 Kitakoiwa, Edogawa-ku, Tokyo Land area: 525.61 m^2 (Public register) <Building (Apartment complex)> Floor space: 1,053.30 m^2 (Public register)	682	252	Presently used for company housing
3	<Land> Address: 2-26-2,3 Chuo, Warabi-shi, Saitama Prefecture Land area: 760.28 m^2 (Public register) <Building (Apartment complex)> Floor space: 1,509.56 m^2 (Public register)	1,067	319	Presently used for company housing
4	<Land> Address: 28-1 Kamiyoshihara-cho, Nishinomiya-shi, Hyogo Prefecture Land area: 6,041.63 m^2 (Public register) <Building (Apartment complex)> Floor space: 9,180.72 m^2 (Public register)	2,476	1,454	Presently used for company housing
5	<Land> Address: 1-18-4 Shin-ike-cho, Chikusa-ku, Nagoya-shi Land area: 5,846.59 m^2 (Public register) <Building (Apartment complex)> Floor space: 4,536.55 m^2 (Public register)	2,502	923	Presently used for company housing

6	<Land> Address: 2-537-1,2 Kitaando, Shizuoka-shi Land area: 412.16 m^2 (Public register) <Building (2 apartment blocks)> Floor space: 226.06 m^2 (Public register)	14	65	Previously used for company housing, but now idle
7	<Land applicable to partial ownership> Address: 1-4-5 Kumoji, Naha-shi, Okinawa Prefecture Land area: 2,975.63 m^2 (Public register) Share of land owned: 18,419/2, 975, 630 <Building (Joint ownership)> Floor space: 81.32 m^2 (Public register)	10	10	Presently used for company housing
8	<Land> Address: 1-222-1 Nigawa Takadai, Takarazuka-shi, Hyogo Prefecture Land area: 2,989.30 m^2 (Public register) <Building (Dormitory)> Floor space: 1,619.57 m^2 (Public register)	158	242	Used to house employees living away from home
9	<Land> Address: 3-70-41 Yamada-nishi, Suita-shi, Osaka Prefecture Land area: 3,444 m^2 (Public register) <Building (Dormitory)> Floor space: 3,632.46 m^2 (Public register)	1,074	462	Used as a dormitory for single employees
10	<Land (Leasehold right)> Address: 2-106-1 Ushidawaseda, Higashiku, Hiroshima-shi Land area: 1,499.07 m^2 (Contract) <Building (Dormitory)> Floor space: 679.38 m^2 (Public register)	32	24	Used to house employees living away from home
11	<Land> Address: 1052-71, 189, 320, 369 Aza Nagakura Oukan Minamihara, Oaza Karuizawa, Karuizawa-machi, Nagano Prefecture Land area: 9,823.39 m^2 (Public register) <Building (Vacation facility)> Floor space: 1,948.05 m^2 (Public register)	192	609	Used as a vacation facility
12	<Land> Address: 1318-5 Aza Shimo Mizubata, 416-2,3,5, Aza Nozawa, Oaza Karuizawa, Karuizawa-machi, Kitasaku-gun, Nagano Prefecture Land area: 1,991.26 m^2 (Public register) <Building (Apartment)> Floor space: 451.54 m^2 (Public register)	119	153	Used as a vacation facility

13	<Land> Address: 3 Kuramotocho, Nishi Mabashi, Matsudo-shi, Chiba Prefecture Land area: 1,792.83 m^2 (Public register) <Building (Dormitory)> Floor space: 7,986.25 m^2 (Public register)	7,370	630	Used as a dormitory for single employees

3. Method of Sale and Buyers

-1- Assets Numbered 1-12

Method of sale: Mitsubishi Corporation will place the applicable assets in a trust for the management and disposal of real estate that is managed by J.P. Morgan Trust Bank Ltd. The trust beneficiary rights will then be sold to a special purpose company established by an affiliate of the Morgan Stanley Group.

Trustee:

Company name	J.P. Morgan Trust Bank Ltd.
Address	Akasaka Park Building, 2-20, Akasaka 5-Chome, Minato-ku, Tokyo
President	David Anderson
Capital	9,724,999 thousand yen (As of March 11, 2003)
Main business	Trust banking

Transferee of beneficiary rights:

Company name	Nakahara Holding (Special Purpose Company)
Address	56-15, Kameido 6-chome, Koutou-ku, Tokyo
President	Takeshi Koyasu
Capital	100 thousand yen
Main business	(1) Acceptance of specific assets under an asset liquidation scheme structured in accordance with applicable laws, and management and disposal of same. (2) All other work related to the previously mentioned liquidation of specific assets.

-2- Asset Number 13

Method of sale:

Buyer:

Company name	Best Life Inc.
Address	Minami Building 6th Floor, 17-11, Dougenzaka 1-Chome, Shibuya-ku, Tokyo
President	Yasuaki Tokugawa
Capital	110,000 thousand yen (As of March 11, 2003)
Main business	Construction, planning, sale, operation and management of elderly care homes

4. Planned Timetable for Sale

Contract signing: End of March 2003

Transfer of ownership and possession: End of March 2003

5. Outlook—Effect on Earnings

Due to these transactions, Mitsubishi Corporation will recognize losses on sale of approximately 10.5 billion yen and 4.6 billion yen on a non-consolidated basis and consolidated basis (US GAAP), respectively. However, these losses have already been factored into Mitsubishi Corporation's forecasts of consolidated earnings, which were announced on November 13, 2003.

Please note that Mitsubishi Corporation manages results on a consolidated basis and therefore does not disclose projections for the parent company.

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